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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
               under Section 12(g) of the Securities Exchange Act
                  of 1934 or Suspension of Duty to File Reports
                  Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 0-15025
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                             PROGRESSIVE BANK, INC.
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             (Exact name of registrant as specified in its charter)

                     1301 Route 52, Fishkill, NY 12524-7000
                                 (914) 897-7400
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


         Progressive Bank, Inc. Common Stock, par value $1.00 per share

  Rights to Acquire Progressive Series A Junior Participating Preferred Stock,
                           par value $1.00 per share,
                          and Progressive Common Stock
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4 (a) (1) (i)    [X]        Rule 12h-3 (b) (1) (ii)   [ ]
              Rule 12g-4 (a) (1) (ii)   [ ]        Rule 12h-3 (b) (2) (i)    [ ]
              Rule 12g-4 (a) (2) (i)    [ ]        Rule 12h-3 (b) (2) (ii)   [ ]
              Rule 12g-4 (a) (2) (ii)   [ ]        Rule 15d-6                [ ]
              Rule 12h-3 (b) (1) (i)    [X]

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         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, Premier National Bancorp, Inc., formerly known as Hudson Chartered Bancorp, Inc., successor by merger to Progressive Bank, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  July 20, 1998                   By:   /s/ T. Jefferson Cunningham III
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                                             T. Jefferson Cunningham III
                                             Chairman, Premier National Bancorp,
                                             Inc., successor by merger to
                                             Progressive Bank, Inc.